Voting Rights Announcements | 18 April 2024 16:01 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 18.04.2024 / 16:01 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason:

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: BNP PARIBAS SA City of registered office, country: PARIS, France   12 Apr 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 3.81% 0.25% 4.06% 37,716,423 Previous notification 4.83% 0.26% 5.09% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 1435833 0.00% 3.81 % Total 1435833 3.81 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % 0 0.00 %     Total 0 0.00%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap on Spot position 23-Dec-2024 Multiple Cash 1840 0.00 % Swap on Spot position 23-Oct-2025 Multiple Cash 806 0.00 % Swap on Spot position 03-Nov-2025 Multiple Cash 17300 0.05 % Swap on Spot position 20-Nov-2028 Multiple Cash 16166 0.04 % Swap on Spot position 15-Jan-2026 Multiple Cash 7225 0.02 % Swap on Spot position 07-May-2026 Multiple Cash 12976 0.03 % Swap on Spot position 31-Oct-2025 Multiple Cash 2098 0.01 % Swap on Spot position 28-Mar-2025 Multiple Cash 4307 0.01 % Swap on Spot position 02-Mar-2026 Multiple Cash 32919 0.09 %       Total 95637 0.25%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) BNP PARIBAS SA % % % BNP PARIBAS Securities Services % % % - % % % BNP PARIBAS SA % % % BNP PARIBAS Financial Markets % % % Proportion of voting rights Proportion of instruments Total of both % % %   17 Apr 2024

18.04.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service